APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Mizen Funeral Home and Cremation Services, LLC
Balance Sheet - unaudited
For the period ended 11/14/19

	Current Period
	14-Nov-19
ASSETS	
Current Assets:	
Cash	$ 25,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	650.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	25,650.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	1,500.00
Vehicles	30,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	31,500.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 57,150.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Shareholders' Equity		57,150.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		57,150.00
TOTAL LIABILITIES & EQUITY	$	**57,150.00**
Balance Sheet Check		-

Aaron Mizen
I, _____, certify that:

(1) The financial statements of Mizen Funeral Home and Cremation Services, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Mizen Funeral Home and Cremation Services, LLC have not been included in this Form as Mizen Funeral Home and Cremation Services, LLC was formed on 9/26/2019 and has not filed a tax return to date.

DocuSigned by:

Signature: *Aaron Mizen*
EEDFB3EF517948C...

Aaron Mizen
Name: _____

Title: ___President___